1050 Connecticut Ave NW, Suite 500

Washington, D.C. 20036

September 12, 2025

VIA EDGAR

Attention:	Catherine De Lorenzo
Kellie Kim
Shannon Menjivar
Pam Howell

Division of Corporation Finance

Securities and Exchange Commission

Office of Real Estate & Construction

100 F Street, NE

Washington DC 20549

Re:	BM Acquisition Corp.
Registration Statement on Form S-1
Filed August 29, 2025
File No. 333-288106

Dear Ladies and Gentlemen,

On behalf of BM Acquisition Corp. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) dated September 9, 2025 (the “Comment Letter”), with respect to the above-referenced registration statement on Form S-1 filed on August 29, 2025 (the “Registration Statement”) relating to the registration under the Securities Act of 1933, as amended, of the securities of the Company. Concurrently with this submission, the Company has filed Amendment No. 3 to the Registration Statement (the “Amendment”).

The responses set forth below are based upon information provided to Rimon P.C. For convenience, we have included the specific comments and headings used in the Comment Letter in bold below. On behalf of the Company, we advise you as follows:

Amendment No. 2 to Form S-1 filed August 29, 2025

Risk Factors - Risks Associated with Our Business and Securities

The financial and personal interests of our sponsor, officers and directors may influence their motivation...., page 47

1. We note the disclosure on page 48 that the sponsor can recoup its investment in its insider shares and private shares if the combined company’s shares trade at or above $1.72 per share, or $1.54 per share if the over-allotment option is exercised in full. Please clarify how you determined these per share amounts.

Response: The Company recomputed these per share amounts, as follows: (i) in the case of no exercise of the over-allotment option, the quotient of $1.47, which is the result of the equation $2,583,290 ÷ 1,755,829 (representing (A) the sponsor’s total investment to date and (B) the total insider shares, if the underwriters’ over-allotment option is not exercised, respectively); and (ii) in the case of a full exercise of the over-allotment option, the quotient of $1.35, which is the result of the equation $2,673,290 ÷ 1,980,829 (representing (A) the sponsor’s total investment to date and (B) the total insider shares, if the underwriters’ over-allotment option is exercised, respectively). The Company updated the Amendment accordingly on pages 11, 48, 58, 105 and 131.

Principal Shareholders, page 133

2. Your beneficial ownership table indicates that BM Global Capital and Traviss Loong Kam Seng will own 23.5% of the outstanding class A ordinary shares following the offering, and that insiders will own a total of 1,920,828 shares. These figures appear to be inconsistent with the disclosure on page 8. Please confirm the accuracy of the beneficial ownership table or revise the disclosure here and elsewhere, as appropriate.

Response: In response to the Staff’s comment, the Company revised the beneficial ownership table on page 133. The calculation base for page 8 and 133 is different. On page 8, under the scenario with no over-allotment, total insider share is 1,500,000 (inclusive of an aggregate of 96,000 insider shares transferred to the Company’s officers and directors and 60,000 insider shares transferred to the advisor to the sponsor), private shares 255,829 and public shares 6,000,000, then the sponsor will collectively own 22.6% of the ownership. On page 133, it assumes the over-allotment is not exercised and Class A ordinary shares issued include the founder shares issued to officers and directors totaling 1,824,828 (including Class A ordinary shares to BM Global Capital totaling 1,568,999 (after giving effect to the transfer of an aggregate of 96,000 insider shares to the Company’s officers and directors and 60,000 insider shares to the advisor to the sponsor) and 255,829 private shares after forfeiture of 225,000 insider shares) plus 96,000 issued to officers and directors equaling 1,920,828 Class A ordinary shares. Therefore, the beneficial ownership of BM Global Capital and Traviss Loong Kam Seng will be 1,920,828/(1,920,828 + 6,000,000) = 23.04%.

Underwriting, page 177

3. We note the revised underwriters commission table which presents total underwriting commissions of $1,200,000 assuming no exercise of the over-allotment option, and $1,380,000 assuming full exercise. For clarity, please consider revising or supplementing this disclosure to indicate whether these amounts reflect only the upfront underwriting commission or also include the deferred portion.

Response: In response to the Staff’s comment, the Company revised the underwriters commission table accordingly on page 177.

Exhibits

4. We note the assumption in Exhibit 5.2 that “the Warrants Agreement to be entered into in connection with the Warrants has been duly authorized, executed and delivered by the Warrants Agent and the Company, and is a valid, binding and enforceable agreement of each party thereto.” It is not appropriate for counsel to include in its opinion assumptions that assume any of the material facts underlying the opinion.

Response: In response to the Staff’s comment, counsel has revised the opinion at Exhibit 5.2 accordingly.

Refer to Section II.B.3.a of Staff Legal Bulletin No. 19. Please remove this assumption as it relates to the Company or explain.

General

5. We note the disclosure that all but one share of the class B ordinary shares were converted into class A ordinary shares. Please revise to clarify how the anti-dilution adjustment in Section 14 of the third amended and restated memorandum and articles of association would apply to the one remaining share outstanding. To the extent the anti-dilution adjustment applies to the remaining class B ordinary share, please revise to clearly disclose under Items 1602(a)(3), 1602(b)(6) and 1603(a)(6) of Regulation SK.

Response: In response to the Staff’s comment, the Company amended the letter agreement at Exhibit 10.1 whereby the insiders agree to waive any anti-dilution adjustment with respect to the Class B ordinary shares and prepared corresponding changes throughout the Amendment accordingly (see the cover page and pages 6, 7, 11, 14, 22, 49, 58, 101, 102, 106, 108, 131, 135, 143, and F-15.

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We respectfully request the Staff’s assistance in completing the review of the Registration Statement. If you have any additional questions regarding any of our responses or the revised Registration Statement, please do not hesitate to contact Debbie Klis on (202) 935-3390 of Rimon P.C.

Kindest regards,

/s/ Debbie A. Klis
Rimon P.C.

cc: Mr. Traviss Loong Kam Seng, CEO